U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated May 4, 2023

Commission File Number 1-14878

GERDAU S.A.

(Translation of Registrant’s Name into English)

Av. Dra. Ruth Cardoso, 8,501 – 8° andar

São Paulo, São Paulo - Brazil CEP 05425-070

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F ☐

Exhibit Index

Exhibit	Description of Exhibit

99.1	Gerdau SA. Quarterly Results 1Q23

99.2	Notice to Shareholders, Payment of Dividends and Interest on Equity, May 3, 2023

99.3	Minutes of the Annual and Extraordinary Shareholders’ Meetings held on April 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 4, 2023

GERDAU S.A.

By:	/s/ Rafael Dorneles Japur
Name:	Rafael Dorneles Japur
Title:	Executive Vice President Investor Relations Officer